Filed by Big Cypress Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Big Cypress Acquisition Corp.

Commission File No.: 001-39871

Date: August 11, 2021

The following press release was released by Big Cypress Acquisition Corp. (the “Company”) on August 11, 2021.

SAB Biotherapeutics Announces Nonclinical Data Demonstrating SAB-185 Potently Neutralizes Delta and Lambda SARS-CoV-2 Variants

FDA findings from research published in bioRxiv using in vitro pseudovirus models confirm
SAB-185 broadly neutralizes variants of concern

SAB-185 currently being evaluated in NIH-sponsored Phase 2/3 adaptive trial

SIOUX FALLS, S.D., August 11, 2021– SAB Biotherapeutics (SAB), a clinical-stage biopharmaceutical company with a novel immunotherapy platform that produces specifically targeted, high-potency, fully-human polyclonal antibody therapeutics without the need for human donors, today announced the publication of data showing that SAB-185, the company’s therapeutic candidate for the treatment of COVID-19 infections, demonstrates effective and potent neutralization of multiple SARS-CoV-2 variants of concern, including the Delta and Lambda variants. The nonclinical study, Fully Human Antibody Immunoglobulin from Transchromosomic Bovines is Potent Against SARS-CoV-2 Variant Pseudoviruses, was conducted by scientists at the US Food and Drug Administration (FDA) Center for Biologics Evaluation and Research (CBER) and published in bioRxiv, the online life sciences archive for COVID-19 SARS-CoV-2 preprints.

SAB-185 is a fully-human, specifically targeted and broadly neutralizing polyclonal antibody therapeutic candidate. It is currently being assessed in a Phase 2/3 trial in non-hospitalized patients with mild-moderate COVID-19 infections. It is the first polyclonal antibody therapeutic included in the ACTIV-2 master protocol, a study sponsored, funded, and conducted by the National Institute of Allergy and Infectious Diseases (NIAID), part of the US National Institutes of Health (NIH).

“These encouraging data come at a critical time, as the Delta variant is causing a surge of COVID-19 infections around the globe and public health experts are voicing concerns about emerging new variants such as Lambda and others yet to be identified,” said Eddie J. Sullivan, PhD, co-founder, president and CEO of SAB Biotherapeutics. “These in vitro data demonstrating the efficacy of SAB-185 against the Delta and Lambda variants were produced to provide new insights into antibody binding to the SARS-CoV-2 spike variants, and as a result further bolster our confidence that SAB-185 has the potential to provide neutralization of current and future mutant SARS-CoV-2 strains. We look forward to working with our US government collaborators to advance our COVID-19 program, with the goal of making SAB-185 available to patients as soon as possible once its clinical utility is confirmed.”

In the study, researchers evaluated SAB-185 using a lentiviral-based pseudovirus assay conducted in a BSL2 environment that incorporates a stable 293T cell line expressing human angiotensin converting enzyme 2 (ACE2) and transmembrane serine protease 2 (TMPRSS2). The results indicate that SAB-185 retained potency to neutralize recombinant S protein lentiviral pseudoviruses that mimic SARS-CoV-2 Delta (B. 1.617.2), Kappa (B.1.617.1) and Lambda (C.37) variants.

On June 22, 2021, SAB announced a planned merger with Big Cypress Acquisition Corp. (NASDAQ: BCYP). The transaction is expected to close in the fourth quarter of 2021.

About SAB-185

SAB-185 is a fully-human polyclonal antibody therapeutic in a Phase 2/3 adaptive trial for the treatment of COVID-19. It was developed in collaboration with the US government using SAB’s novel proprietary DiversitAb™ Rapid Response Antibody Program. In preclinical studies, the novel therapeutic has shown potent neutralization of the Munich, Washington and other variant strains, including Delta and Lambda. Preclinical data has also indicated that SAB-185 is significantly more potent than human-derived convalescent immunoglobulin G (IgG).

Direct support for the development of SAB-185 is provided by the US Department of Defense’s (DoD) Joint Program Executive Office for Chemical, Biological, Radiological and Nuclear Defense (JPEO-CBRND) on behalf of the Office of the Assistant Secretary of Defense for Health Affairs (OASD(HA)) and the Defense Health Agency (DHA) and the Biomedical Advanced Research and Development Authority (BARDA), part of the Department of Health and Human Services (DHHS) Office of the Assistant Secretary for Preparedness and Response, under contract #MCDC 2019-448.

About SAB Biotherapeutics, Inc.

SAB Biotherapeutics, Inc. (SAB) is a clinical-stage, biopharmaceutical company advancing a new class of immunotherapies leveraging fully human polyclonal antibodies. SAB has applied advanced genetic engineering and antibody science to develop transchromosomic (Tc) Bovine™ herds that produce fully-human antibodies targeted at specific diseases, including infectious diseases such as COVID-19 and influenza, immune system disorders including type 1 diabetes and organ transplantation, and cancer. SAB’s versatile DiversitAb™ platform is applicable to a wide range of serious unmet needs in human diseases. It produces natural, specifically targeted, high-potency, human polyclonal immunotherapies. SAB is currently advancing multiple clinical programs and has a number of collaborations with the US government and global pharmaceutical companies. For more information on SAB, visit: http://www.sabbiotherapeutics.com and follow @SABBantibody on Twitter.

Contact:

Melissa Ullerich

+1 605-695-8350

mullerich@sabbiotherapeutics.com

Forward-Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the development of SAB-185, and the proposed business combination between Big Cypress and SAB. These statements are based on the current expectations of SAB and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, will differ from assumption and are beyond the control of SAB.

Additional Information and Where to Find It

Big Cypress intends to publicly file a registration statement on Form S-4 with the SEC (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Big Cypress intends to mail a definitive proxy statement/final prospectus and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Big Cypress will send to its stockholders in connection with the proposed business combination. Investors and security holders of Big Cypress are advised to read, when available, the proxy statement/prospectus in connection with Big Cypress’ solicitation of proxies for its special meeting of stockholders to be held to approve the proposed business combination (and related matters) because the proxy statement/prospectus will contain important information about the proposed business combination and the parties to the proposed business combination. The definitive proxy statement/final prospectus will be mailed to stockholders of Big Cypress as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website http://www.sec.gov or by directing a request to ir@bigcypressaccorp.com.

Participants in the Solicitation

Big Cypress, SAB and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Big Cypress’ stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Big Cypress’ directors and officers in Big Cypress’ filings with the SEC including the Registration Statement that has been submitted to the SEC by Big Cypress, once finalized, which will include the proxy statement of Big Cypress for the proposed business combination, and such information and names of SAB’s directors and executive officers also be in the Registration Statement submitted to the SEC by Big Cypress, which will include the proxy statement of Big Cypress for the proposed business combination.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Big Cypress or SAB, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

The following Twitter and LinkedIn social media posts were uploaded by Samuel J. Reich, Chief Executive Officer of the Company, on August 11, 2021.